ADAMS and REESE LLP

November 27, 2013	Attorneys at Law Alabama Florida Louisiana Mississippi South Carolina Tennessee Texas Washington, DC
Mr. Michael R. Clampitt Senior Attorney Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549	Robert J. Angerer, Jr. Direct: 850.702.5783 E-Fax: 850.702.5808 rob.angerer@arlaw.com

Re:	Prime Meridian Holding Company
Registration Statement on Form S-1
Filed October 18, 2013
File No. 333-191801

Dear Mr. Clampitt:

On behalf of our client, Prime Meridian Holding Company (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated November 14, 2013, with regard to the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-191801) (the “Registration Statement”) filed on October 18, 2013.

For convenience of reference, we have repeated your comments below in italics followed by the Company’s responses. In addition, we have enclosed a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”) that was filed with the Commission today and is marked to indicate changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions set forth in Amendment No. 1. Defined terms used herein but not otherwise defined have the meanings given to them in Amendment No. 1.

Implications of Being an “Emerging Growth Company”, page ii

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act [“JOBS Act”], please:

•	Briefly describe all the exemptions that are available to you; and

•	State your election under Section 107(b) of the JOBS Act:

•	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Mr. Michael R. Clampitt

November 27, 2013

All of the exemptions that are available to the Company under the JOBS Act have been included on page ii of Amendment No. 1. In addition, on page ii of Amendment No. 1, language has been added to reflect the Company’s election to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. That page also contains the statement that the Company’s election is irrevocable.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Copies of all written communications, as defined in Rule 405 under the Securities Act, that are presented to potential investors in reliance on Section 5(d) of the Securities Act will be supplementally provided to the Commission, whether or not the those persons retain copies of the communications. Likewise, any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act by any broker or dealer that participates in the Company’s offering will be supplementally provided to the Commission.

Prospectus Summary, page 1

3.	Please revise as follows:

•	Revise the second sentence of the first paragraph on page 1 in the section entitled “General” to disclose that you only have two offices and they are both in Tallahassee, Florida;

•	Revise the second paragraph on page 4 in the section entitled “Growth” to disclose that while net income grew by $402,000 from $616,000 in 2011 to $1,018,000 in 2012, the growth was due to a one-time gain of $881,000 on the sale of securities;

•	Revise the third paragraph on page 5 in the section entitled “Deposits,” to disclose the amount of your deposits, if material, that are from your directors; and

•	Revise the last paragraph on page 5 in the section entitled “Competition,” as required by Item 101(c)(1)(x) to disclose you have a 3% share of the deposits in the Tallahassee MSA.

Mr. Michael R. Clampitt

November 27, 2013

The requested revisions have been made and are reflected in Amendment No. 1 at pages 1, 4 and 5.

Management’s Discussion and Analysis, page 38

4.	As required by Item 303(a), and Release No. 33-8350, please revise to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, the effects of the recent increases in interest rates and anticipated effects of further increases on your loan portfolio, your debt and your ability to originate new loans. Discuss the extent to which your loan portfolio consists of adjustable rate loans.

Management’s Discussion and Analysis, at pages 40-41 of Amendment No. 1, has been revised to include discussion and analysis of known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on the Company’s financial condition and results of operations. Specifically, the discussion has been revised to discuss the effects of recent interest rate increases and anticipated further increases on the Company’s debt and on its subsidiary’s loan portfolio and ability to originate new loans. The revisions include a discussion regarding the extent to which the Company’s subsidiary bank’s loan portfolio consists of adjustable rate loans.

In addition, in light of the fact that the Registration Statement contained financial information as of, and for the period ended, June 30, 2013 and that more than 134 days have passed since that date, the Registration Statement has been updated so that Amendment No. 1 contains financial statements and other disclosures as of, and for the period ended, September 30, 2013. This also includes a change to the number of shares in order to reflect shares earned by directors electing to receive shares for director fees over the last quarter.

The Company respectfully believes that the responses above and the proposed revisions to the disclosure contained in Amendment No. 1 are responsive to the Staff’s comments. If you have any questions or further comments, please feel free to contact me at (850) 878-2411.

Sincerely,

ADAMS AND REESE LLP

/s/ Robert J. Angerer, Jr.

Robert J. Angerer, Jr.

Enclosure

cc: Sammie D. Dixon